Benefit Street Partners Realty Trust, Inc.
1345 Avenue of the Americas
Suite 32-A
New York, NY 10105

September 2, 2021

VIA EDGAR

Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Gregory Herbers/James Lopez

Re:	Benefit Street Partners Realty Trust, Inc. Registration Statement on Form S-4 (File No. 333-258947) Request for Acceleration of Effective Date

Dear Mr. Herbers:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Benefit Street Partners Realty Trust, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m., Eastern Time, on September 3, 2021, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Michael E. McTiernan of Hogan Lovells US LLP at (202) 637-5684.

Sincerely,

BENEFIT STREET PARTNERS REALTY TRUST, INC.

By:	/s/ Jerome Baglien
Name: Jerome Baglien
Title: Chief Financial Officer